UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02014015

100517
NO ACT
P.E 12-17-01
1-06033

February 1, 2002

Act	1934
Section	
Rule	14A-8
Public Availability	2/1/2002

Christine S. Grawemeyer
Senior Counsel
UAL Corporation
P.O. Box 66919
Chicago, IL 60666

Re: UAL Corporation
Incoming letter dated December 17, 2001

Dear Ms. Grawemeyer:

This is in response to your letter dated December 17, 2001 concerning the shareholder proposal submitted to UAL by John Chevedden. We also have received a letter from the proponent dated December 31, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 15 2002
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John Chevedden
2215 Nelson Avenue # 205
Redondo Beach, CA 90278

UAL CORPORATION

1934 Act/Rule 14a-8

December 17, 2001

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: UAL Corporation -- Shareholder Proposal Submitted by John Chevedden

Dear Ladies and Gentlemen:

On behalf of UAL Corporation and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by John Chevedden from our proxy materials for the 2002 annual meeting of shareholders ("2002 Proxy"), which we expect to file in definitive form with the Commission on or about March 21, 2002.

We received a notice from Mr. Chevedden, dated November 7, 2001, submitting the proposal for consideration at our 2002 annual meeting of shareholders. The proposal (a copy of which is attached as Exhibit A) reads as follows:

FOR SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request that the board seek shareholder approval prior to adopting any pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

Negative Impact of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission. The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

1112192 94152311

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.

  Power and Accountability
  Nell Minow and Robert Monks
  Source: *www.thecorporatelibrary.com/power* from *www.thecorporatelibrary.com*

- The Council of Institutional Investors (*www.cii.org/ciicentral/policies.htm* & *www.cii.org*) recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. I believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in the directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Institutional Investor Support is High-Caliber Support

Clearly this proposal topic has significant institutional support. This topic won an average 60% APPROVAL from shareholders at major companies in 1999.

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

This topic won 68% approval at the Burlington Northern Santa Fe (BNI) 2001 shareholder meeting.

This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on the disadvantages of poison pills, is available at The Corporate Library website:

www.thecorporatelibrary.com
At this URL page:
http://asp.thecorporatelibrary.net/proposals/FullText.asp?Company_ID=10563&Resolution_ID=515&Proxy_Season=2001

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:

FOR SHAREHOLDER VOTE ON POISON PILLS
YES ON 3

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance of any typographical question.

This format contains the emphasis intended.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the proposal and this letter, which sets forth the grounds upon which we deem omission of the proposal to be proper. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the proponent to notify him of our intention to omit the proposal from our 2002 Proxy.

We believe that the proposal may be properly omitted from UAL's proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. <u>The Proposal may be Properly Omitted under Rule 14a-8(i)(3) and 14a-9 as it is Materially False and Misleading</u>

Rule 14a-8(i)(3) under the Exchange Act permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy:

> If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

The proposal is properly excludable under Rule 14a-8(i)(3) because the proposal, together with the supporting statement, contain unsubstantiated assertions and portrays proponent's opinion as statements of fact.

The proposal itself is misleading in that it requests that the Board "redeem or terminate any pill now in effect" because UAL currently has no pill in effect.

In the supporting statement, the proponent asserts that "many institutional investors believe poison pills should be voted on by shareholders," but only refers to The Council of Institutional Investors and fails to mention who else makes up the "many institutional investors."

The proponent also asserts in his supporting statement that "[a] poison pill can insulate management at the expense of shareholders," without noting that such statement is only the opinion of the proponent.

Proponent states that "[t]his topic won an average 60% APPROVAL from shareholders at major companies in 1999," without providing any factual basis for such statement.

Proponent's supporting statement thus contains unsupported false and misleading statements. Accordingly, it is my opinion that the proposal may be excluded from our 2002 Proxy pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

II. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the proposal is omitted from our 2002 Proxy. To the extent that the reasons set forth in this letter are based on matters of law, this letter also constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii).

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the proposal from our 2002 Proxy, please contact me at (847) 700-5727 or Rick Toman at (847) 700-6228. We may also be reached by facsimile at (847) 700-4683 and would appreciate it if you would send your response to us by facsimile to that number.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

Christine S. Grawemeyer

Christine S. Grawemeyer
Senior Counsel

Enclosures

EXHIBIT A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

PH & FX
310/371-7872

TAD

FX: 847/700-2214

November 7, 2001

Mr. John Creighton, Jr.
Chairman
UAL Corporation
P.O. Box 66919
Chicago, Illinois 60666

FRANCESCA M. MAHER

NOV 9 2001

SENIOR V.P. GENERAL
COUNSEL AND SECRETARY

Dear Mr. Creighton,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for publication.

Your consideration and the consideration of our Board of Directors is appreciated.

Sincerely,

John Chevedden
Shareholder
UAL Corporation

cc:
Francesca M. Maher
Secretary
FX: 847/700-4683

November 7, 2001 Revision

3 -FOR SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request that the board seek shareholder approval prior to adopting any pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

Negative Impact of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks
  Source: *www.thecorporatelibrary.com/power* from *www.thecorporatelibrary.com*

- The Council of Institutional Investors (*www.cii.org/ciicentral/policies.htm* & *www.cii.org*) recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. I believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in the directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Institutional Investor Support Is High-Caliber Support

Clearly this proposal topic has significant institutional support. This topic won an average 60% APPROVAL from shareholders at major companies in 1999.

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

This topic won 68% approval at the Burlington Northern Santa Fe (BNI) 2001 shareholder meeting.

This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on the disadvantages of poison pills, is available at The Corporate Library website:

www.thecorporatelibrary.com
At this URL page:
http://asp.thecorporatelibrary.net/proposals/FullText.asp?Company_ID=10563&Resolution_ID=515&Proxy_Season=2001

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:

FOR SHAREHOLDER VOTE ON POISON PILLS
YES ON 3

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies

December 31, 2001
Via UPS

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

UAL Corporation (UAL)
Shareholder Response to Company No Action Request
Established Shareholder Proposal Topic

Ladies and Gentlemen:

This is respectfully submitted in response to the UAL no action request (NAR). It is believed that UAL must meet the burden of proof under rule 14a-8.

1) Response to UAL issue of no current pill:
UAL could adopt a pill by the time 2002 ballots are mailed to shareholders or any other time.
2) Error suspected in company claim regarding a poison pill and management insulation:
A respected and supported conclusion of experts in the field of corporate governance should not be required to be understated as the proponent's opinion.
3) Accuracy should not require understatement.
4) Suspected company error:
The company claim that, since as, there are other supporters of this proposal topic in addition to the Council of Institutional Investors, that the company can dictate that the other supporters be listed.
5) In other words in a document where companies can dictate the level of supporting information.
6) Suspected company error:
Company claim that any statement, factually undisputed, that is implicitly supported, widely known or readily accessible within the field of corporate governance can be treated as false and thus be excluded.
7) Response to the company claim on an average 60% vote:
The company may not be correct to claim that a readily available statistic in the field of corporate governance, that it does not dispute, must be excluded without pointing to any factual challenge to the statistic.
8) The company also does not mention the sharp practices that its used to refuse to publish a shareholder proposal that was reviewed by the staff in 2001.
9) SLB 14 seems to go against the company stand on refusing to publish the 2001 proposal.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden

cc: UAL

November 7, 2001 Revision

3 –FOR SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request that the board seek shareholder approval prior to adopting any pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

Negative Impact of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks
  Source: *www.thecorporatelibrary.com/power* from *www.thecorporatelibrary.com*

- The Council of Institutional Investors (*www.cii.org/ciicentral/policies.htm & www.cii.org*) recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. I believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in the directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Institutional Investor Support Is High-Caliber Support

Clearly this proposal topic has significant institutional support. This topic won an average 60% APPROVAL from shareholders at major companies in 1999.

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

This topic won 68% approval at the Burlington Northern Santa Fe (BNI) 2001 shareholder meeting.

~~This proposal topic won 68% of the yes-no vote at the Burlington Northern~~ Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on the disadvantages of poison pills, is available at The Corporate Library website:

www.thecorporatelibrary.com

At this URL page:

http://asp.thecorporatelibrary.net/proposals/FullText.asp?Company_ID=10563&Resolution_ID=515&Proxy_Season=2001

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:

FOR SHAREHOLDER VOTE ON POISON PILLS
YES ON 3

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 1, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: UAL Corporation
Incoming letter dated December 17, 2001

The proposal requests that "the board seek shareholder approval prior to adopting any poison pill and also to redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting."

We are unable to concur in your view that UAL may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support for the sentence that begins "Many institutional investors . . . " and ends " . . . by shareholders" by specifically identifying the institutional investors;

- recast the sentence that begins "A poison pill can insulate . . . " and ends " . . . at the expense of shareholders" as the proponent's opinion; and

- revise the sentence that begins "This topic won an average . . . " and ends " . . . major companies in 1999" to provide factual support in the form of a citation to a specific source and publication date.

Accordingly, unless the proponent provides UAL with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if UAL omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Grace K. Lee
Attorney-Advisor